

January 10, 2012

<u>Via E-mail</u>
John Storey
Chief Executive Officer
Victoria Internet Services, Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Republic of South Africa

Re: **Victoria Internet Services, Inc.**
Form 8-K
Filed December 16, 2011
File No. 333-165391

Dear Mr. Storey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you entered into an Agreement and Plan of Reorganization on December 7, 2011 which appears to have involved the entry into a material definitive agreement, a change in control of the company, the resignation of certain officers and directors, and the appointment of certain new officers and directors. We also note that it appears that you have not provided any disclosure under Items 1.01, 5.01, or 5.02 of Form 8-K. Please revise to include the information required by such items or advise.

2. We note throughout your periodic reporting history that in some instances you have reported that you were a shell company. In this regard, we note the cover page of your Annual Report on Form 10-K for the fiscal year ended December 31, 2010. To the extent that this transaction had the effect of causing you to cease being a shell company, please revise to include the information required by Item 5.06 of Form 8-K or advise.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3. We note the disclosure in the last sentence of the first paragraph of this section. Please advise as to the status of your receipt of the necessary clearances from FINRA to effect the forward stock split.

4. Please revise the third paragraph to clarify, if true, that as a result of the Agreement and Plan of Reorganization there was a change in control of the company. Please also revise the third paragraph to clarify, if true, that you have decided to abandon your former business focused on online tax preparation and decided to focus solely on the business of EAC.

Business of EAC, page 2

5. Please revise to provide a more detailed summary of your business and current operations. We note your current operations appear to be focused on the rental of cars to retail customers under long-term arrangements pursuant to a rent-to-own program. Please revise to describe in greater detail your principal products and services to include your rent-to-own program. In this regard, please also disclose the number of cars that you currently own and rent, the number of company-owned stores, and, to the extent material, the name of any principal suppliers. Refer to Item 101(h)(4) of Regulation S-K.

6. We note your disclosure that you are "primarily" engaged in the rental car business. Please revise to describe in greater detail any other principal products or services you provide.

7. For each principal product or service, please revise to describe in greater detail the associated revenue stream to include your customary rental fees.

Industry Overview, page 2

8. Please provide support for the statements that "[o]ne in two vehicle finance applications are declined by all financiers because of poor credit" and that this is one factor that has led to "pent up demand for new vehicles" or delete these statements.

9. We note your disclosure that automobile sales growth in November 2011 compared to November 2010 "may indicate a longer term upward trend." Please delete this statement or, alternatively, provide objective substantiation for this statement as automobile sales growth over a one month comparative period does not tend to indicate a long term trend.

Our Business Model, page 3

10. Please revise to describe in greater detail your loyalty program to include how renter credits or loyalty points are calculated.

11. We note your disclosure in the first paragraph that your South African counsel has confirmed to you that you are not subject to the Banks Act or the National Credit Act and that allows you to keep your rent-to-own program competitive and to get your vehicles back easily if nonpayment occurs. This statement appears to be a legal conclusion. Please revise to identify your South African counsel and to attribute the statement to such counsel. Please also confirm in your response that your South African counsel has consented to being named in this report. Alternatively, please delete this statement.

12. We note your disclosure in the second to last sentence of the first paragraph that you believe your model, which offers a path to car ownership for persons with compromised credit, has potential for significant growth. Please revise to add balancing language that there is no guarantee that your model with lead to significant growth.

13. We note your disclosure in the last sentence of the first paragraph that currently you are only able to service a very small fraction of the rental inquires you receive. Please revise to discuss in greater detail the reasons for this limitation.

14. Please revise the second paragraph to describe in greater detail your repair and reconditioning facilities to include your current operations at such facilities.

Properties, page 3

15. Please revise your disclosure to clarify what capital from the listing you will use to expand.

Employees, page 3

16. Please revise the last sentence to clarify whether or not your employees are covered by a collective bargaining agreement.

Marketing, page 3

17. Please revise to describe in greater detail your marketing strategy and any associated costs.

Insurance, page 3

18. We note your disclosure that the driver and not EAC is held responsible for damage caused to another vehicle or individual. We also note on your website that you cover customers against genuine accidents. Please revise or explain the discrepancy.

Management, page 4

19. Please revise to include all of the information required by Items 401, 402, 404 and 407(a) of Regulation S-K.

Management's Discussion and Analysis, page 5

Liquidity and Capital Resources, page 5

20. We note your disclosure in the last sentence that you intend to expand your current operations from the Johannesburg area to several other metropolitan areas in South Africa. Please revise this section to provide a detailed discussion of your business plan, including a discussion of the milestones to be achieved and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects. Please also revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. The discussion of your efforts to obtain additional capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail.

Risk Factors, page 5

21. We note your disclosure in the first paragraph of this section of "[f]actors that could cause or contribute to such differences include those discussed below. In addition to the risk factors discussed below, we are also subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of these known or unknown risks or uncertainties actually occur, our business could be harmed substantially." Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

22. Please revise to include a risk factor discussing and quantifying the costs of being a public company.

23. We note that your assets include a related-party loan receivable and that your liabilities include a related-party loan payable. Please revise to include a risk factor discussing these related-party loans and any associated risk related to the receipt or payment thereof.

Plans for Additional Financing, page 5

24. We note your disclosure that your cash resources are not sufficient for you to execute your expansion plan. Please revise to quantify your near term and long term additional financing requirements which are necessary to continue operations and to implement your expansion plan.

Any Future International Expansion, page 6

25. We note your current operations appear to be primarily located in South Africa. Please revise the second paragraph and specifically the first sentence as applicable.

Item 9.01 Financial Statement and Exhibits, page 8

26. Please revise to include in your exhibit index and file all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. In this regard, please file as a material contract any agreements which govern any related-party loan or any material third-party loan.

Financial Statements

Statements of Cash Flows

27. We note that net income as presented in the statements of cash flows does not agree to net income on the face of the statements of operations and it appears that total comprehensive income rather than actual net income was used as the starting point for reconciling cash flows from operating activities. In this regard, please revise your statements of cash flows presentation using net income per your statements of operations rather than total comprehensive income in accordance with ASC 230-10-45-28.

Notes to the Financial Statements, page F-7

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

28. We note from the disclosure on page 3 of the document that you charge your customers significant administrative and rental fees at the inception of the rental (normally approaching one quarter of the value of the car). In this regard, please tell us and revise your summary of significant accounting policies to disclose the revenue recognition treatment for such fees charged at the inception of the rental arrangement and explain how they are recorded within your financial statements. As part of your response to us, please include the relevant technical accounting guidance used in determining your accounting treatment for these fees.

Note 5. Debt and Other Obligations, page F-9

29. We note of the total $1,100,000 loans payable outstanding at February 28, 2011, $898,840 have no fixed repayment terms and are classified as long-term liabilities. In this regard, please tell us whether such loans are due on demand and why you believe it is appropriate to classify the amounts as long-term rather than current liabilities as it is unclear from your current disclosures. Similarly address the outstanding loans payable balance at August 31, 2011.

Note 6. Provision for Income Taxes, page F-10

30. Please revise to provide the disclosures required by ASC 740-10-50, as applicable.

Pro Forma Unaudited Combined Financial Statements

31. Please revise the share amounts to reflect the 50 for 1 forward stock split described in the first paragraph on page 2 of the Form 8-K. Additionally, please reconcile the share amounts using the forward split ratio to your disclosures in Item 2.01 of the Form 8-K. Currently, there is a discrepancy of 100,000 shares (pre-split).

32. Additionally, please revise to disclose pro forma earnings per share for each period presented in the pro forma statements of operations.

33. It appears the acquisition of EAC is a reverse merger transaction with EAC being the accounting acquirer and Victoria Internet Services, the accounting acquiree. Please tell us and revise your filing to indicate your accounting treatment of the transaction and state that the historical financial statements and operations of the company will be that of EAC going forward, if applicable.

34. Furthermore, we note that in addition to the shares that were exchanged as part of the transaction, EAC paid $150,000 in cash to the controlling shareholder; however, it is unclear from the pro forma financial statements how such amounts will be accounted for within the financial statements. Please advise and revise your filing accordingly.

Pro Forma Combined Balance Sheets as of August 31, 2011 and June 30, 2011

35. Please revise to indicate that the pro forma total assets as of these dates are $2,963,907 rather than $3,963,907, as currently disclosed.

Exhibit 10.1

36. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version does not include all referenced schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
       Frank J. Hariton, Esq.